UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Americas Silver Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

03063L705

(CUSIP Number)

August 12, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)
[X]	Rule 13d – 1(c)
[ ]	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 4,116,133 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 4,116,133 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,133 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (based on 82,487,633 shares outstanding as of July 26, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) 342,454 common shares, no par value, of the Issuer (“Common Shares”) held by GRQ Consultants, Inc. 401K (“GRQ 401K”), (ii) 93,587 Common Shares held by GRQ Consultants, Inc. (“GRQ Inc.”), (iii) 1,263,816 Common Shares held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), (iv) 63,740 Common Shares held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBP”), (v) 2,343,746 Common Shares held by Renee Honig individually, and (vi) 8,790 Common Shares issuable upon conversion of preferred shares of the Issuer (“Preferred Shares”) held by GRQ 401K.

Barry Honig’s father, Alan S. Honig (“Alan Honig”), and Barry Honig’s wife, Renee Noel Honig (“Renee Honig”), are co-trustees of each of GRQ 401K, Roth 401K and GRQ DBP. Alan Honig is the President of GRQ Inc. By virtue of his current relationship with his father with regard to the Common Shares held by GRQ 401K, Roth 401K, GRQ DBP and GRQ Inc., and the spousal relationship with his wife with regard to the Common Shares held by GRQ 401K, Roth 401K, GRQ DBP and Renee Honig, individually, Barry Honig may have influence on all of the Common Shares held by each of GRQ 401K, Roth 401K, GRQ DBP, GRQ Inc., and Renee Honig, individually, and may be deemed, directly or indirectly, to have beneficial ownership of all of such Common Shares.

Excludes (i) 394,069 Common Shares issuable upon conversion of Preferred Shares held by Renee Honig, individually, (ii) 1,943,101 Common Shares issuable upon conversion of the Preferred Shares held by GRQ 401K, (iii) 955,180 Common Shares issuable upon conversion of Preferred Shares held by Roth 401K, and (iv) 268,096 Common Shares issuable upon conversion of Preferred Shares held by GRQ DBP. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Renee Noel Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 4,116,133 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 4,116,133 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,133 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (based on 82,487,633 shares outstanding as of July 26, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) 2,343,746 Common Shares held by Renee Honig individually, (ii) 342,454 Common Shares held by GRQ 401K, (iii) 1,263,816 Common Shares held by Roth 401K, (iv) 63,740 Common Shares held by GRQ DBP, and (v) 102,377 Common Shares issuable upon conversion of Preferred Shares held by Renee Honig, individually.

Renee Honig is co-trustee of each of GRQ 401K, Roth 401K and GRQ DBP, and in such capacity holds voting and dispositive power over the securities held by each of GRQ 401K, Roth 401K and GRQ DBP.

Excludes (i) 291,692 Common Shares issuable upon conversion of Preferred Shares held by Renee Honig, individually, (ii) 1,951,891 Common Shares issuable upon conversion of Preferred Shares held by GRQ 401K, (iii) 955,180 Common Shares issuable upon conversion of Preferred Shares held by Roth 401K, and (iv) 268,096 Common Shares issuable upon conversion of Preferred Shares held by GRQ DBP. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alan S. Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 4,116,133 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 4,116,133 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,133 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (based on 82,487,633 shares outstanding as of July 26, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) 342,454 Common Shares held by GRQ 401K, (ii) 93,587 Common Shares held by GRQ Inc., (iii) 1,263,816 Common Shares held by Roth 401K, (iv) 63,740 Common Shares held by GRQ DBP, (v) 1,951,891 Common Shares issuable upon conversion of Preferred Shares held by GRQ 401K, and (vi) 400,645 Common Shares issuable upon conversion of Preferred Shares held by Roth 401K.

Alan Honig is co-trustee of each of GRQ 401K, Roth 401K and GRQ DBP, and in such capacity holds voting and dispositive power over the securities held by each of GRQ 401K, Roth 401K and GRQ DBP. Alan Honig is president of GRQ Inc. and in such capacity holds voting and dispositive power over the securities held by GRQ Inc.

Excludes (i) 554,535 Common Shares issuable upon conversion of Preferred Shares held by Roth 401K, and (ii) 268,096 Common Shares issuable upon conversion of Preferred Shares held by GRQ DBP. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. 401K

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 342,454 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 342,454 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,454 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.42% (based on 82,487,633 shares outstanding as of July 26, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 342,454 Common Shares held by GRQ 401K of which Alan Honig and Renee Honig are co-trustees and in such capacity are each deemed to hold voting and dispositive power over the securities held by GRQ 401K. Excludes 1,951,891 Common Shares issuable upon conversion of Preferred Shares held by GRQ 401K. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 1,263,816 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,263,816 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,816 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.53% (based on 82,487,633 shares outstanding as of July 26, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 1,263,816 Common Shares held by Roth 401K of which Alan Honig and Renee Honig are co-trustees and in such capacity are each deemed to hold voting and dispositive power over the securities held by Roth 401K. Excludes 955,180 Common Shares issuable upon conversion of Preferred Shares held by Roth 401K. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 93,587 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 93,587 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,587 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11% (based on 82,487,633 shares outstanding as of July 26, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 93,587 Common Shares held by GRQ Inc. of which Alan Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Defined Benefit Plan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 63,740 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 63,740 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,740 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08% (based on 82,487,633 shares outstanding as of July 26, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 63,740 Common Shares held by GRQ DBP of which Alan Honig and Renee Honig are co-trustees and in such capacity are each deemed to hold voting and dispositive power over the securities held by GRQ DBP. Excludes 268,096 Common Shares issuable upon conversion of Preferred Shares held by GRQ DBP. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

Item 1(a).	Name of Issuer:

Americas Silver Corporation, a Canadian corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, Renee Noel Honig (“Renee Honig”), Alan S. Honig (“Alan Honig”), GRQ Consultants, Inc. 401K (“GRQ 401K”), GRQ Consultants, Inc. (“GRQ Inc.”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), and GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBP”) (collectively, the “Reporting Persons”).

Alan Honig and Renee Honig are co-trustees of each of GRQ 401K, Roth 401K and GRO DBP and in such capacity are each deemed to hold voting and dispositive power over the securities held by each such entity. Alan Honig is President of GRQ Inc. and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

By virtue of his current relationship with his father with regard to the Common Shares held by GRQ 401K, Roth 401K, GRQ DBP and GRQ Inc., and the spousal relationship with his wife with regard to the Common Shares held by GRQ 401K, Roth 401K, GRQ DBP and Renee Honig, individually, Barry Honig may have influence on all of the Common Shares held by each of GRQ 401K, Roth 401K, GRQ DBP, GRQ Inc., and Renee Honig, individually, and may be deemed, directly or indirectly, to have beneficial ownership of all of such Common Shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

215 SE Spanish Trail, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig, Renee Honig and Alan Honig are each citizens of the United States. GRQ 401K, GRQ Inc., Roth 401K and GRQ DBP are each organized in the state of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, no par value

Item 2(e).	CUSIP Number.

03063L705

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on a total of 82,487,633 shares outstanding as of July 26, 2019.

The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder (the “4.99% Blocker”). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (5) through (9) of the cover page for each of the Reporting Persons give effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are only able to exercise or convert a portion of the Preferred Shares held by the Reporting Persons due to the 4.99% Blocker.

All of the Reporting Persons’ Common Shares and Preferred Shares were acquired in connection with the completed merger of Pershing Gold Corporation, a corporation existing under the laws of the State of Nevada (“Pershing Gold”) on April 3, 2019 (the “Merger”), pursuant to the terms of the Agreement and Plan of Merger by and among the Issuer, Pershing Gold, and R Merger Sub, Inc., a corporation existing under the laws of the State of Nevada (“Merger Sub”) and wholly-owned subsidiary of the Issuer, dated as of September 28, 2018, as amended on March 1, 2019 (the “Merger Agreement”). The Common Shares and Preferred Shares held by the Reporting Persons are subject to a certain Significant Stockholder Voting Support Agreement, dated as of September 28, 2018, by and between Barry Honig and the Issuer (the “Support Agreement”), pursuant to which the Reporting Persons are required to hold all of their Common Shares and Preferred Shares received pursuant to the Merger (the “Merger Stock Consideration”) for a period of twelve (12) months from and including the effective time of the Merger; provided, that the Reporting Persons shall not be restricted from transferring such Merger Stock Consideration to any affiliate of the Reporting Persons or a trust for the direct or indirect benefit of the immediate family members of a Reporting Person or a trust used by a Reporting Person for estate or tax planning purposes, provided that the transferee agrees to be bound by the terms of the Support Agreement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2019
Date
BARRY HONIG

/s/ Barry Honig
Signature
RENEE NOEL HONIG

/s/ Renee Noel Honig
Signature
ALAN S. HONIG

/s/ Alan S. Honig
Signature

GRQ CONSULTANTS, INC.

/s/ Alan S. Honig
Signature

Alan S. Honig, President
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

/s/ Renee Noel Honig
Signature

Renee Noel Honig, Co-Trustee
Name/Title

/s/ Alan S. Honig
Signature

Alan S. Honig, Co-Trustee
Name/Title

GRQ CONSULTANTS, INC. 401K

/s/ Renee Noel Honig
Signature

Renee Noel Honig, Co-Trustee
Name/Title

/s/ Alan S. Honig
Signature

Alan S. Honig, Co-Trustee
Name/Title

GRQ CONSULTANTS, INC. DEFINED BENEFIT PLAN

/s/ Renee Noel Honig
Signature

Renee Noel Honig, Co-Trustee
Name/Title

/s/ Alan S. Honig
Signature

Alan S. Honig, Co-Trustee
Name/Title